FIRST OMAHA FUNDS, INC.

FORM N-SAR

Report for the Six Months ending September 30, 1998


Item 77I - Terms of New or Amended Securities

During the first six months of fiscal 1997, the Funds commenced investment operations of one additional portfolio, the Growth Fund. The Fund has one class of shares with a par value of $0.00001. Each share represents a proportionate interest in the particular
Fund with each other share of its class and is entitled to such dividends and distributions out of the income belonging to the Fund as declared by the Directors. Shares of this class bear certain Fund expenses, and do not have any preemptive or conversion rights. Upon liquidation of a Fund, shareholders of a class are entitled to share pro rata in the net assets belonging to that class available for distribution.